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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                  Amendment #3

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                QUESTEC.COM, INC.
                             -----------------------
                 (Name of Small Business Issuer in Its Charter)

                       Wyoming                               11-3445299
           -------------------------------                ----------------
           (State or Other Jurisdiction of                (I.R.S. Employer
           Incorporation or Organization)                Identification No.)

    160B West Industry Court, Deer Park, New York               11729
    ---------------------------------------------               -----
      (Address of Principal Executive Offices)               (Zip Code)

                                 (631) 243-1880
                                 --------------
                           (Issuer's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

     Title of Each Class                          Name of Each Exchange on Which
     to be so Registered                          Each Class is to be Registered
     -------------------                          ------------------------------

     None

Securities registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                                (Title of Class)

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TABLE OF CONTENTS

Cover Page                                                                     1

Table of Contents                                                              2

Cautionary Statement Regarding Forward-Looking Information                     3

Part I                                                                         3

Description of Business                                                        3

Description of Property                                                        7

Directors, Executive Officers and Significant Employees                        7

Remuneration of Directors and officers                                        11

Security Ownership of Management and certain Security Holders                 11

Interest of Management and Others in Certain Transactions                     11

Securities Being Offered                                                      12

Part II                                                                       12

Market Price and Dividends on the Registrant's Common Equity and
Other Stockholder Matters                                                     12

Legal Proceedings                                                             15

Changes In and Disagreements with Accountants                                 15

Recent Sales of Unregistered Securities                                       15

Indemnification of Directors and Officers                                     15

Part F/S                                                                      16

Part III                                                                      16

Signatures                                                                    17

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained under "Description of Business", and elsewhere in this Registration Statement on Form 10-SB, regarding matters that are not historical facts, are "forward-looking statements". Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Registration Statement on Form 10-SB or to reflect the occurrence of unanticipated events.

PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business.

QuesTec.Com, Inc. (the "Company") is a Wyoming corporation originally incorporated on February 3, 1987 under the Company Act of British Columbia as SZL Sportsight, Inc. The Company was involved in the sports entertainment industry at that time as the designer and developer of a baseball pitch analyzer, and also subsequently entered the retail computer equipment market through a subsidiary, Eastern Microsystems. When the retail venture proved unsuccessful, the Company dissolved Eastern Microsystems. The name of the corporation was changed to Questec Imaging Inc. on April 29, 1996, and the corporation was then reorganized in Wyoming on May 18, 1998. The corporate name was changed to QuesTec.Com, Inc. on December 22, 1999.

Current Business

The Company is a technology-based information service provider, creating computer-generated, real-time virtual replays and in-game digital analysis content for professional sporting events covered on TV and the Internet. The Company also provides realistic content for future development of sports video games. The Company's patented products use a series of cameras, computers and sophisticated military-grade technology to track moving objects (such as balls or players) and instantly reconstruct digital 3D images which can be replayed in real-time, viewed

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from any angle, compared and analyzed. Such products are routinely and increasingly used during coverage of baseball, tennis and golf around the world, while development of new products for other sports continues. The Company's digital video content has been broadcast and used for analysis during coverage of such high-profile sporting events as the World Series, the Major League Baseball All-Star Game, the French Open, the ATP World Championships and World Cup Golf. The Company continues to provide its products and services to companies covering these three major sports throughout the year, including Fox Sports Productions, Fox SportsNet, NBC Sports, MSG Network, CBS Sportsline, Major League Baseball, ACTV, Williams ChoiceSeat, ZDF and ARD German National Television, France2 and France3 French National Television, The Golf Channel and The Sports Network.

Current Products

The Company provides turnkey solutions for real-time virtual replays of professional sporting events. These interactive 3D replays can be used for television, sports entertainment, video games, interactive services, display media, league scoring, player evaluation and team training.

The Company uses cameras, computers, video equipment and proprietary technology and software to track moving objects (balls, players, anything that moves) and instantly, in real-time, reconstruct digital 3D images which can then be viewed from any angle, analyzed, "replayed", compared, etc. Furthermore, each sporting event can lead to multiple revenue streams for the Company. For example, the Company can display the pitches in a single baseball game on FOX Sports Net, do simultaneous real-time broadcasts to other networks worldwide, do a real-time broadcast over the internet, and then later provide the data to the baseball teams and also to video game producers.

The Company offers the following services:

o SuperVision. This is used in Major League Baseball ("MLB") to create virtual replays for television and provide a behind-the-scenes analysis tool for commentators. SuperVision tracks each pitch, then measures the speed, path and trajectory at various intervals as it approaches the strike zone.

o TennisProView. The TennisProView system instantly captures and displays the exact speed, trajectory and court impact of each serve during a tennis match. TennisProView creates a virtual replay for television and a behind-the-scenes analysis tool for commentators, providing spray charts, serve analysis and player comparisons. Serve patterns and analysis can be displayed on the internet as well.

o GolfProView. This is used during television golf coverage as an "instant preview". The GolfProView system locates the golfer's ball on the green, then proceeds to calculate and display the optimal putt path using 3D graphics. In addition, GolfProView displays in real-time the exact distance to the hole, the ball's height with respect to the cup and quantifies the break or breaks in inches.

Typical Service:

The Company provides its clients with a complete turnkey solution. All equipment and personnel required to produce the company's unique quantified content are supplied by the Company, which operates as a separate facilities provider and production company during each sporting event.

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A typical facilities (equipment) setup consists of front-end data capture system, consisting of cable infrastructure, a fixed closed circuit camera system, a video control system and a computer network for data capture and quantification. The visualization system includes a computer network for quantified data retrieval and a computer workstation for real-time 3-D rendering. The scoring system is comprised of a computer or manual timing and scoring system. The communication system includes audio communication to clients production, video/audio display of virtual replay and an internet link for data transmission.

All personnel required to provide services are trained and provided by the Company.

Plan of Operation for the Next 12 Months

The Company has actively been working on a $4,000,000 private placement financing for the past several months. At present, the Company is negotiating with a single New York Stock Exchange listed corporation to purchase 6,000,000 shares of the Company's common stock together with a warrant to purchase up to 4,000,000 additional shares of the Company's common stock. The purchase price per Unit (each Unit consisting of one common share and 2/3 of one warrant to purchase one share of common stock) is $0.666667. Management is confident that it will secure and finalize this transaction prior to the close of the Company's first financial quarter for the current fiscal year on September 30, 2000. The $4,000,000 purchase price will be paid upon closing of the transaction in exchange solely for the 6,000,000 shares and above described warrants. The exercise price for the warrants is $0.75 per share. The warrants will expire three years from the date of issuance. The market price of the common stock on the date the terms were set was $0.625 per share. Upon completion of the transaction, the purchaser would own approximately 16% of the issued and outstanding common stock of the Company. If the warrants to be issued were exercised in full, the purchaser would then own approximately 24.1% of the issued and outstanding common stock of the Company. Management believes that the substantial improvement to the financial condition of the Company as the result of this transaction will benefit the common stockholders, who, they believe, will not be materially adversely affected by this transaction, as there will be no resulting increase in corporate debt nor will there be any financial commitments which would exacerbate current cash flow difficulties. These monies will be used to pay down all long-term and short-term debt (approximately $700,000), hire qualified management, expand marketing and distribution, enhance current product/service offerings, and initiate a product development center in cooperation with Atlantic Aerospace Electronics Corporation (AAEC).

Within the next twelve months, the Company anticipates that it will complete installation of SuperVision in all 30 Major League ballparks (18 ballparks are presently cabled and 11 systems are in operation), establish internet baseball production service as a standard per game feature, (to date, this has been a special event package for All-Star Game and World Series productions), expand TennisProView production service through contracts with major world-wide providers of tennis coverage, establish internet tennis production service as a standard per match feature (which the Company hopes to launch on July 31, 2000 during ISL Worldwide's coverage of ATP Tour Master Series Tennis from Toronto, Canada), complete development and deployment of new Ski Jumping system (the Company has worked extensively with RTL Television, Cologne, Germany to develop a real-time tracking and 3-D virtual replay system), and complete development and deploy a new version of GolfProView.

The Company's revenue presently is derived from a number of relatively small projects, such as contributions to Fox Sports Network's regional baseball broadcasts and a variety of tennis tournament broadcasts, the majority of which originate in Europe. In 1998, a significant percentage of the Company's revenue was realized from its contribution to the broadcast of the World Series, a single limited event from which it derived a large fee without the corresponding costs inherent in the broadcasting of smaller events. As a result, financial results for 1998 were more favorable, as a lower percentage of cost per contract was realized. More recent results present a more dependable presentation of the Company's current financial revenue flow.

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Marketing

The Company has historically worked with labor intensive, limited production systems for baseball and for golf. Since the company teamed up with Atlantic Aerospace Electronics Corporation, it has been able to finalize development of "User" friendly, reliable and robust systems which are now able to be deployed for multiple events and productions. Before the summer of 1998, the Company's product/service offerings were limited to three production systems with limited capability and scope. The integration of AAEC's signal processing intelligence with the Company's core technology and production expertise has allowed the company to broaden its product/service offerings.

In addition to technological support, AAEC has brought organization and operational support, which has helped the Company to develop detailed product/service cost models. All pricing and quotes are now calculated and assume all hardware, training, communication, support, shipping, personnel and travel.

The advent of the internet and the convergence of digital media has created a need for new and unique content for television networks, internet service providers, interactive television providers, data repositories and multimedia. Through direct marketing efforts, the Company has established, on a global basis, relationships with the league governing bodies, major television rights holders and internet service providers.

The Company 's marketing strategy is to maintain dominance in current markets through technical excellence and outstanding service and to enter new markets and then similarly dominate them, build global awareness of the Company's brand. The Company hopes to establish itself as the branded market leader in real-time data-and motion-capture systems for sports. The Company plans to do so by launching a promotional campaign targeting journalists and editors who cover sports, media, entertainment, the internet and investments, availing itself of significant on-air exposure during sports broadcasts that use the Company's products, which carry the Company's logo or end of production credits. In addition, the Company shall utilize public relations by customers as they promote their own services that utilize the Company's products (for example, Fox will promote the fact that its baseball games feature SuperVision).

Competition

Companies that compete in the sports information market are SporTVision, Elias Sports Bureau, Inside Edge, STATS Inc., Sports Ticker, Princeton Video and ORAD. All companies mentioned charge competitive prices and their pricing strategies are based on a per contract/project basis.

The Company competes with these entities in the sports production market. Each broadcast of an athletic event has a certain budget for production enhancement features, which the Company and its competitors offer. The Company's competitors offer principally statistics packages from historical events, information and analysis for utilization during broadcasts. The Company's products are real-time measurements of live action, and the only products available which create live content which the viewer can see and understand from an on-screen display. In a baseball broadcast, the Company can offer a visual display of pitch sequences, either during the on-going at bat or in comparison with prior at bats, where the viewer can see how a pitcher is pitching a particular batter and the speed and location of a series of pitches. The Company and its competitors vie for the same production dollars budgeted for broadcast enhancements, as only one type of enhancement is usually utilized per broadcast.

Current Partners

In September, 1998, the Company entered into a 7-year agreement with Atlantic Aerospace Electronics Corporation ("AAEC"), a Titan (NYSE: TTN) company. AAEC is a leading military software developer specializing in acquiring and tracking multiple targets in real-time. AAEC will provide the Company with all research and development of live-motion-capture tracking technology for future sports related applications in exchange for a 500,000 share equity interest in the Company and 10% of product-related gross sales. The Company has a strategic partnership with Live Motion Company ("LMC") of Wiesbaden, Germany, whereby LMC markets and produces the Company 's products in Europe. The Company and LMC split costs and share profits. So far, LMC has produced the French Open, ATP Tour World Championships and several German tournaments. LMC and LMC's customers are extremely enthusiastic about this relationship and numerous further projects are under discussion or already finalized.

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Silicon Graphics is a long-time sponsor of the Company which provides technology expertise and assistance.

Research and Development

The Company is committed to the improvement of its present product line and the development of new products to provide the opportunity for growth in an ever-changing market as the 21st century begins. The Company , pursuant to the terms of its agreement with AAEC, is provided with all research and development of live-motion-capture tracking technology for future sports related applications by AAEC, a leading military software developer specializing in acquiring and tracking multiple targets in real-time. The Company believes that its relationship with AAEC is imperative in maintaining its position as a technological leader in the industry.

Employees.

The Company presently has 7 full-time and 20 part time employees from its Deer Park, New York office.

Definition of Terms.

For purposes of presentation in the Company's financial statements, the components of "payroll and consulting" include full-time and part-time employees, payroll taxes and consulting fees, which fees were paid primarily to software developers. "General and administrative" are comprised of equipment rental, accounting costs, legal expenses, banking fees, repair and maintenance, marketing and advertising, office supplies, travel and entertainment, telephone, auto, public company fees, postage, shipping, rent and insurance.

Item 7.  Description of Property.

The Company's executive offices are located at 160B West Industry Court, Deer Park, New York 11729 in an approximately 4,200 square foot space. The space, which houses all of the Company's current operations, is leased for a period through December 31, 2001, with an option to extend the term for 2 additional years. The annual rent under the lease agreement is $30,282 for 2000 and $31,500 for 2001.

Item 8. Directors, Executive Officers and Significant Employees.

(a)(1) Directors.

       Name                      Age     Director Since
       ----                      ---     --------------
       Michael W. Russo          52      December 1996
       Geoffrey Hibner           50      December 1998
       Felix Marggraff           29      December 1998
       Philip Albanese           57      November 1998
       Paul Baim                 40      December 1998
       William E. Cavanaugh      66      December 1998
       Derek L. Donaldson        56      November 1990
       Barbara Rene Stewart      47      October 1997

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(a)(2) Persons nominated to become directors.

None

(a)(3)  Executive officers.

Michael W. Russo, 52, President.
Deirdre Gallagher, 36, Secretary.

(a)(4)  Persons Chosen to Become Executive Officers.

None.

(a)(5)  Significant employees.

Deirdre Gallagher, 36, Executive Assistant
Edward Plumacher, 40, Marketing Manager
Chris Malone, 36, New Media Manager
Dan Beard, 30, Production Manager
Ron Klimkowski, 57, Sports Marketing

(b)  Family Relationships.

None.

(c)  Business Experience.

Michael W. Russo, President and Director of the Company, has been employed by the Company for the preceding five years. Mr. Russo joined the Company in January 1995 as the Vice President of Investor Relations, a post which he held until December 1997, when he became President of the Company.

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Deirdre Gallagher is the Secretary of the Corporation, having been appointed to the position in December 1999. Prior to her appointment, she served as an Executive Assistant at the Company from January 1998, which position she continues to hold. She served as an Administrative Assistant at the Company from January 1994 through December 1997.

Paul W. Baim is a Director of the Company, having been elected to the position in December 1998. For the past five years, Mr. Baim has been the Director for Software Engineering at Atlantic Aerospace Electronics Corporation in Waltham, MA, which is now a subsidiary of Titan Corporation (NYSE:TTN). His business responsibilities include directing engineering research and development, system architecture, program management, technology assessment and business development.

William E. Cavanaugh, a Director of the Company since December 1998, is a retired business executive. Prior to his retirement in 1996, he was the Chief Operating Officer of the Company for two years.

Philip Albanese has been a Director of the Company since 1998. He has been the President of National Equipment Rental Program, Inc. since 1991.

Geoffrey J. Hibner, a Director of the Company since December 1998, is the Senior Vice President - Finance and Administration and Chief Financial officer of The Timberland Company, which is a wholesaler of footwear, apparel and licensed products. Mr. Hibner has held this position since May 1997. From August 1995 through May 1997, he was the Chief Financial Officer of Frontier Technologies Corporation, and served as the Vice President - Finance for Universal Foods Corporation from July 1988 through January 1995.

Derek L. Donaldson has been a Director of the Company since November 1990. Mr. Donaldson has also served as Secretary of the Company. He is an attorney in Kamloops, British Columbia, Canada, and is the sole shareholder and director of Derek Donaldson Law Corp.

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Barbara Rene Stewart, a Director of the Company since October 1997, is a legal secretary and assistant with Derek Donaldson Law Corp., where she has been employed for 17 years.

Felix Marggraff, a Director of the Company for the last year, is a principal of Live Motion Company in Wiesbaden, Germany.

Edward Plumacher, the Company's Marketing Manager, has been employed by the Company since 1991. Mr. Plumacher oversees the Company's technical operations on a daily basis, and is responsible for the marketing of existing and new products, as well as the set up and coordination of new product installations.

Chris Malone, The New Media Manager of the Company since January 1999, coordinates development of new products and the research into new applications for the Company's products. Prior to holding this position at the Company, Mr. Malone was head of production services since December 1996 when he joined the Company. From November 1993 through December 1996, Mr. Malone was General Manager of Eastern Micro Systems, a small retail computer store.

Dan Beard, as Production manager for the Company, is responsible for setting up and operating video productions for sporting events, including the coordination of required equipment. Mr. Beard has been employed by the Company since June, 1998. He previously was an independent technical director from June, 1997 through June, 1998, and prior to that time served as a TV Director for Cablevision from 1995 through June, 1997.

Ron Klimkowski, in his position as Sports Marketing Director, communicates with sports teams in order to arrange the coordination of installation of the Company's products at stadiums and training facilities, as well as the scheduling of production at sporting events. Mr. Klimkowski, a former major league pitcher with the New York Yankees, has been employed by the Company since January, 1996, and prior to that time worked as a financial consultant at Paine Webber for 3 years.

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(d) Involvement in Certain Legal Proceedings.

    None.

Item 9. Remuneration of Directors and Officers.

Name of Individual or     Capacities In Which         Aggregate
Identity Of Group         Remuneration Was Received   Remuneration
-----------------         -------------------------   ------------

Michael W. Russo          President                   $65,000.00
Deirdre Gallagher         Secretary                   $35,000.00
Directors (8 as a group)  Director                    $0 (each Director receives
                                                      a minimum of 50,000
                                                      options per year)

Item 10. Security Ownership of Management and Certain Security Holders.

Title           Name and                      Amount Owned        Percent
Of              Address of                    Before the          of
Class           Owner                         Offering            Class
-----           -----                         --------            -----

Common          Michael W. Russo
Stock           W. Islip, NY  11795

Common          Deirdre Gallagher              86,433               .29%
Stock           Huntington, NY

Common          Ed Plumacher                5,470,333             18.48%
Stock           W. Islip, NY  11795

Common          All Officers and Directors  1,788,136              6.04%
Stock           as a Group (9 as a group)

Directors of the Company receive a minimum of 50,000 options to purchase Common Stock of the Company, the final amount being determined by the Board of Directors as a whole based upon proportional worked performed on behalf of the Company. The issuance of such options is then submitted to the shareholders of the Company for approval.

Options Outstanding

Name of                  Amount of Common Stock         Exercise
Holder                   Called for by Options          Price

Michael W. Russo         225,000                        $0.27

Deirdre Gallagher        100,000                        $0.38

All Officers and
Directors as a Group
(9 Persons)              1,445,000                      $0.35 (weighted average)

All options are currently exercisable.

Item 11. Interest of Management and Others in Certain Transactions.

Pursuant to the terms of the agreements dated September 9, 1998 between AAEC and the Company, the parties have established a strategic alliance. AAEC received options to purchase up to 500,000 shares of the Company's common stock as the result of such agreements, and will be paid a royalty on gross sales of services or products developed as a result of this alliance. Such payments are made after confirmation of receipt of payments in connection with such services or products. In exchange, AAEC provides all research and development in connection with the Company's services and products. Paul Baim, a director of the Company, is also the Director for Software Engineering at AAEC and, as a director of the Company, is to receive at least 50,000 options to purchase shares of the Company per annum as compensation for his service in such

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capacity. In the fiscal year ended June 30, 1999, Mr. Baim received 200,000 options, 75,000 at $0.21 and 125,000 at $0.62. In the current fiscal year, Mr. Baim has received 300,000 options at $0.38. Mr. Baim has no personal interest in connection with the agreements between AAEC and the Company.

Pursuant to the terms of the agreements dated June 9, 1998 between LMC and the Company, the parties have established a strategic alliance. In exchange for a fee, LMC received exclusive right to use the Company's tennis product in Europe. In addition, the Company is compensated by LMC at the end of a tennis tournament where LMC utilizes the Company's tennis product and the Company pays LMC at the same time for the Company's use of LMC's employees and/or video production equipment, if the Company so utilizes the people and equipment. Felix Marggraff, a director of the Company, is also a principal of LMC and, as a director of the Company, is to receive at least 50,000 options to purchase shares of the Company per annum as compensation for his service in such capacity. For the fiscal year ended June 30, 1999, Mr. Marggraff received 125,000 options exercisable at $0.21. As a principal of LMC, Mr. Marggraff has a personal interest in connection with the agreements between LMC and the Company.

Item 12.  Securities Being Offered.

No sale of securities is authorized by this filing. The common stock of the Company is being registered under Section 12(g) of the Securities Exchange Act of 1934. The Company has 80,000,000 common shares authorized. Each share of Common Stock is entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available for any of the Company's securities. Upon dissolution, liquidation or winding up of the Company, the assets will be divided pro rata on a share-for-share basis among holders of the shares of Common Stock after-any required distribution to the holders of the preferred Stock, who would be entitled to preference and first distribution in such event. All shares of Common Stock outstanding are fully paid and non-assessable and the shares will, when issued upon payment therefore as contemplated hereby, be fully paid and non-assessable. Each holder of Common Stock is entitled to one vote per share with respect to all matters that are required by law to be submitted to shareholders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

              Price Range of Common Stock & Dividends

         The Company's Common Stock, which is presently traded in the over-the-counter market, is traded on the Pink Sheets under the symbol "QSTI". The following table shows the per share range of prices of the Company's Common Stock for the most recent two-year period.

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                          Quarter-Ended

Year                Mar 31    June 30    Sept 30     Dec 31
----                ------    -------    -------     ------
2000      High      $1.20
          Low       $0.38

1999      High      $0.78      $0.98      $0.72      $1.02
          Low       $0.37      $0.48      $0.43      $0.31

1998      High      $0.56      $0.51      $0.37      $0.64
          Low       $0.17      $0.22      $0.18      $0.15


              Approximate Number of Equity Security Holders

         At May 31, 2000, the approximate number of holders of record of the Company's Common Stock was 2,500.

              Dividends

         The Company has never paid dividends. At present, the Company does not anticipate paying any dividends on its Common Stock in the foreseeable future and intends to devote any earnings to the development of the Company's business.

              PENNY STOCK

         Until the Company's shares qualify for inclusion in the NASDAQ system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered. Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has suffi-

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cient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets or $35,000,000 in market capitalization or $500,000 net income in latest fiscal year or 2 or last 3 fiscal years, a $1,000,000 market value of its publicly-traded securities and 500,000 shares in public float. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share. There can be no assurances that the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

Item 2.  Legal Proceedings.

The Company has recently concluded a legal proceeding in which it was the defendant in an action commenced in May 1997 in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida by a former employee, Charles F. Mehler. Mr. Mehler claimed damages of approximately $161,000 for breach of employment agreement, non-payment of wages, including damages therefrom, unreimbursed employment related expenses, and loans made to the Company. The Company denied the allegations and filed a counterclaim against Mr. Mehler alleging receipt of funds to which he was not entitled. At the conclusion of the case, Mr. Mehler was required to repay funds to the Company.

Item 3.  Changes In and Disagreements with Accountants

Not applicable.

Item 4.  Recent Sales of Unregistered Securities

On October 1, 1997, the Company commenced an offering through Alexander Wescott & Co., Inc., pursuant to Regulation D of the Securities Act of 1933 (the "Act"), Rule 504, of up to 5,000,000 shares of its common stock at a price of $0.21 per share, which price was later reduced to $0.14 per share. On November 16, 1998, this offering was completed with 5,364,756 shares being sold and issued for a total of $834,399 being received by the Company. Common stock was sold to a total of 40 accredited investors. The proceeds from this offering were used for working capital, legal and accounting fees, consulting fees and office equipment.

In addition, on October 23, 1998, the Company sold shares of its Common Stock at $0.15 per share, subject to Rule 144, to the following individuals for the following reasons:

Recipient                  Number of Shares        Reason for Sale
---------                  ----------------        ---------------

Michael W. Russo             300,000               For prior salary owed
Chris Malone                 300,000               For prior salary owed
Edward Plumacher           4,333,333               For prior salary owed
Dan Beard                    100,000               For prior salary owed
Derek Donaldson              476,666               For accrued legal fees
William Cavanaugh            300,000               For prior salary owed

Item 5. Indemnification of Directors and Officers

The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Wyoming, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company. INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S

All financial statements are incorporated herein from the Company's Amendment #2 to Form SB/A filed with the Commission on July 27, 2000.

                                    PART III

Exhibits

Index to Exhibits

2.  Charter and By-Laws*

6.  Material Contracts*

    6a. Agreements with Atlantic Aerospace Electronics Corporation dated September 9, 1998*

    6b.  Agreement with Live Motion Company dated June 9, 1999*

15. Private Placement Memorandum dated October 1, 1997*


* Incorporated by reference from Form 10-SB filed on March 2, 2000

Item 2.  Description of Exhibits

As listed in the above Index, the appropriate exhibits are either being filed or have previously been filed and are incorporated herein by reference. The additional exhibits are marked and filed. The issuer is not a Canadian issuer and is not filing a written consent and power of attorney.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       QUESTEC.COM,INC.

August 3, 2000                         By: /s/ Michael W. Russo
                                           -----------------------------
                                           Michael W. Russo,
                                           President

August 3, 2000                             /s/  Deirdre Gallagher
                                           -----------------------------
                                           Deirdre Gallagher,
                                           Secretary